Exhibit 99.1

CIBC Increases Dividends for the Quarter Ending January 31, 2025

TORONTO, December 5, 2024 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $0.97 per share on common shares for the quarter ending January 31, 2025 an increase of $0.07 per share from the previous quarter. This dividend is payable on January 28, 2025 to shareholders of record at the close of business on December 27, 2024.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending January 31, 2025 payable on January 28, 2025 to shareholders of record at the close of business on December 27, 2024:

Series 41 - $0.244313

Series 43 - $0.196438

Series 47 - $0.367375

Change to the Shareholder Investment Plan

CIBC also announced today that it will make a change to its elections under the CIBC Shareholder Investment Plan (the “Plan”).

Under the Plan, CIBC offers the Dividend Reinvestment Option for Canadian residents and the Stock Dividend Option for US residents, to reinvest dividends, respectively, on their CIBC common shares and preferred shares in the form of CIBC common shares in lieu of receiving their dividends in cash. Canadian resident shareholders may also purchase additional common shares under the Share Purchase Option.

For the January 28, 2025 dividend and for future dividends declared until further notice, common shares received by participants under the Plan will be purchased from the secondary market. For the Share Purchase Option, this change will be effective February 1, 2025. Previously, common shares received by participants under the Plan were issued from treasury at Average Market Price (as defined in the Plan).

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251,

erica.belling@cibc.com